UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☑ Form C-AR/ A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Midnight Harvest LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Michigan

Date of organization
March 31, 2014

Physical address of issuer
9989 Harmony Dr, Interlochen, MI 49643

Website of issuer
midnight-harvest.com

Name of co-issuer
Midnight Harvest I, a series of Wefunder SVP, LLC

Legal status of co-issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
February 24, 2023

Physical address of co-issuer
4104 24th St., PMB 8113, San Francisco, CA 94114

Website of co-issuer
https://wefunder.com/

Current number of employees
1

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$129,466.00	$131,886.00
Cash & Cash Equivalents	$127,766.00	$129,072.00
Accounts Receivable	$0.00	$15.00
Short-term Liabilities	$0.00	$811.00
Long-term Liabilities	$99,501.00	$20,500.00
Revenues/Sales	$0.00	$20,021.00
Cost of Goods Sold	$0.00	$724.00
Taxes Paid	$0.00	$0.00
Net Income	($81,045.00)	($10,280.00)


April 29, 2024

FORM C-AR

Midnight Harvest LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Midnight Harvest LLC , a Michigan Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at midnight-harvest.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Midnight Harvest LLC (the "Company") is a Michigan Limited Liability Company, formed on March 31, 2014.

The Company is located at 9989 Harmony Dr, Interlochen, MI 49643.

The Company's website is midnight-harvest.com.

The information available on or through our website is not a part of this Form C-AR.

Midnight Harvest I (the "Co-Issuer") is a series of Wefunder SPV, LLC, a Delaware Limited Liability Company, formed on February 24, 2023.

The Co-Issuer is located at 4104 24th St., PMB 8113, San Francisco, CA 94114.

The Co-Issuer's website is https://wefunder.com/ .

The information available on or through our website is not a part of this Form C-AR. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C-AR.

The Business

The Company is researching and implementing indoor mushroom growing and farming technologies, with specific focus on morels.

RISK FACTORS

Risks Related to the Company's Business and Industry

Trade Secret Risk - The Company's proprietary growing technologies and science are protected as Trade Secrets, which have been protected as follows:

- **Friend 1.** Old business partner. We initially agreed upon a vested schedule but during that time uncontrollable issues arose and we severed the agreement. She has been privileged to trade secrets. Signed NDA in December 2018 and a second NDA in March 2022. She was initially issued 1% equity consideration for the NDA, but the Company redeemed that equity in 2023 in exchange for a cash payment and continued obligations under the NDAs

- **Friend 2.** Long- time friend and has been around the founder's work but has not been privileged to any recent work or developments. Signed NDA in December 2018 and was issued 1% equity in consideration for his continued performance under the NDA.
- **Founder's Spouse.** Has been privileged to various aspects of growing morels throughout the course of the founder's research.

Scientist 1. In November 2023, he signed an NDA and was privileged to part of the trade secret in order to determine a potential for a working relationship. He was not exposed to specific techniques that are used in the growing process.

- **Secured facility.** The founder has limited the access to the growing lab/facility, to which only the founder and his spouse have access.

Farming in general is inherently risky with food-borne pathogens. Fungi require adequate cooking to eat and should lessen the risk of sicknesses occurring from improper growing or handling. The Company will require liability waivers from customers purchasing mushrooms.

Mushrooms generally have a tendency to not get along with alcohol, as mushrooms secrete toxins and alcohol is by definition a poison/toxin. The combination of mushrooms and alcohol mixed inside a person can sometimes result in sickness, which can vary in degree. To mitigate this risk, the Company plans to use warning labels and require liability waivers from customers when purchasing the Company's mushrooms.

The Company's proprietary growing mechanism is protected as a trade secret.
The practicalities of protecting trade secrets will present a challenge to expanding operations as to limit future employees, guests, and so forth from compromising the trade secret. The Company has, and will continue to take all reasonable measures to limit access to the growing lab or areas and to otherwise ensure reasonable protections to maintain the trade secret

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing.
In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team (consisting of the founder) may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

An investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside of the investor.
The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the investor in the Company.
The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company.
The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the Company.

Additional issuances of securities.
Following the investors investment in the Company, the company may sell interests to additional investors, which will dilute the percentage interest of the investor in the company. The investor may have the opportunity to increase its investment in the company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the company, if any, will depend upon the maturity and objectives of the company. The declining of an opportunity or the inability of the investor to make a follow-on investment, may result in substantial dilution of the investors interest in the company.

Issuer repurchases of securities.
The Company may have the authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the investor, and create pressure on the investor to sell its securities to the company concurrently.

A sale of the issuer or of assets of the issuer.
As a minority owner of the Company, the investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the investor's investment in the company will depend in large part upon the skill and expertise of the executive management of the company. If the management of the company authorizes a sale of all or a part of the company, or a disposition of a substantial portion of the company's assets, there can be no guarantee that the value received by the investor, together will the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the investors initial investment in the Company.

Transactions with related parties.

The investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

The Company is researching and implementing indoor mushroom growing and farming technologies, with specific focus on morels.

Business Plan - The Company

In 2022, the Company was producing shiitake mushrooms (indoor growth) for most of the year and selling to local retail/restaurant outlets. In the fall of 2022, the Company shut down production of shiitake to focus on researching morel growth technologies at scale. Morel is much more profitable and lucrative, but also significantly more difficult to grow indoors, particularly at commercial scale (which is the ultimate goal of the Company that will lead to profitability). In 2023, the Company did not generate any revenue because all Company resources were focused on refining morel production techniques and technologies at scale. Currently, the Company is considering restarting shiitake farming to drive revenue, while the morel farming techniques are further researched, developed, refined, and investigated.

Business Plan - The Co-Issuer

Midnight Harvest I (the "Co-Issuer") was formed in Delaware in February 24, 2023 and is operated as a "crowdfunding vehicle" pursuant to an exemption from the Investment Company Act of 1940 ("IC Act") provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's SAFEs in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.

In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

● Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's securities;

- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;

- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;

- Will maintain the same fiscal year-end as the Company;

- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns as a SAFE holder in the Company and the number, denomination, type and rights of its own securities outstanding;

- Will seek instructions from the holders of its units with regard to:

- If contemplated by the terms of the SAFEs , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and

- Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;

- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;

- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the Company SAFEs and to the relevant intermediary; and

- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Indoor morel mushroom research	Indoor morel mushroom research	Local retail outlets and restaurants

Our goal is to be a full-time indoor morel mushroom farm producing upwards of 1000 lbs of fresh morels per week. Branch out into other highly prized fungi like truffles and add that to the overall business model.

Once in production the Company plans to sell to local retail outlets and restaurants.

Competition

The Company's primary competitors are Mycopia and the Danish Morel Project.

Supply Chain and Customer Base

The Company's customers are local (northern Michigan) restaurants/retail outlets.

Intellectual Property

The Company is dependent on the following intellectual property: Proprietary morel growth techniques and technologies, protected as a Trade Secret (as described in more detail above in the Risk Factors section).

Governmental/Regulatory Approval and Compliance

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 9989 Harmony Dr, Interlochen, MI 49643

The Company has the following additional addresses: None.

The Company conducts business in the State of Michigan.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Matthew Hall

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President/Founder/Manager/Owner/Researcher, 2014-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Red Ginger Restaurant, Bartender, 2012-2022
Midnight Harvest, President/Founder/Manager/Owner/Researcher, 2014-Present

Education

Northwestern Michigan College, Associates in Science and Arts
Michigan State University Master Gardener Program

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Matthew Hall

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President/Founder/Manager/Owner/Researcher, 2014-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Red Ginger Restaurant, Bartender 2012-2022
Midnight Harvest, President/Founder/Manager/Owner/Researcher, 2014-Present

Education

Northwest Michigan College, Traverse City, MI. Associates in Science and Arts
Michigan State University Master Gardener Program

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Michigan law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has no employees.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Common Units
Amount outstanding	10,000,000
Voting Rights	Yes.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF	The securities into which the SAFEs convert will be subject to dilution if/when the Company issues new Common Units.
Other Material Terms or information.	

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$79,001.00
Voting Rights	None
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the SAFEs issued pursuant to Regulation CF	N/A
Other Material Terms or information.	$3.5M valuation cap

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	5/3 Business Banking
Amount outstanding	$20,500.00
Interest rate and payment schedule	2.2% + Prime Monthly/Interest Only
Amortization schedule	None
Describe any collateral or security	None
Maturity date	Revolving
Other material terms	No maturity date

Other than as described above, there are no material differences between the SAFE's issued pursuant to Regulation CF and other securities of the Company.

The total amount of outstanding debt of the company is $20,500.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Units	1	$100.00	General Operations	August 1, 2022	Section 4(a)(2)
Common Units	1	$75,000.00	General Operations	September 1, 2022	Rule 506(b)
Common Units	1	$75,000.00	General Operations	September 1, 2022	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	2	$79,001.00	Working capital, general corporate purposes, equipment, building rental, modification, WeFunder fees	February 27, 2023	Regulation CF

Ownership of the Company

A majority of the Company is owned by Matthew Hall.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Matthew Hall	88.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
-$81,045.00	$0.00	$0.00

Operations

To date - the Company has been financed with $25,000 in debt and $150,100 in equity, and $79,001 came from the sale of SAFEs under Regulation CF to WeFunder.

Scaling indoor morel farming continues to be a challenging process, subject to many variables, continued scientific experimentation, and testing. The Company continues to test and experiment with various methods, refining those that show the most promise on a laboratory scale and working to convert those laboratory results to a farm-size scale. In the meantime, the Company is considering restarting indoor shiitake farming to generate revenue in the short term.

The Company's business model relies on experimental science and technology. Indoor morel growing is a novel venture and has many unknowns and variable factors, including those that impact scalability, projected revenues, and the general financial sustainability outlook for the Company.

Management is currently focusing its efforts on the research process and the specific scientific methods that are needed to successfully support morel growth. These methods continue to be refined through testing and trial growth experiments, which can yield mixed results. The biggest challenge right now is transposing the science that yields results on a micro laboratory level, to larger-scale farm operation that is necessary to achieve profitability. Management is directly involved with the testing and scientific methods, and intends to continue to conduct research and experimentation to achieve a practical and scalable solution. In the interim, Management is considering dedicating a portion of company resources towards shiitake growth and farming, which is expected to generate some short-term revenue while the morel process continues in the research and experimentation phase.

Liquidity and Capital Resources

On August 1, 2022 the Company conducted an offering pursuant to Regulation D and raised $100.00.

On September 1, 2022 the Company conducted an offering pursuant to Regulation D and raised $75,000.00.

On September 1, 2022 the Company conducted an offering pursuant to Regulation D and raised $75,000.00.

On February 27, 2023 the Company conducted an offering pursuant to Regulation CF and raised $79,001.00.

The Company does not have any additional sources of capital.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Description of financial condition since period end: The Company has $104,644 in cash and cash equivalents. $20,500 in Credit line debt, and $79,001 in SAFE liabilities. Total liabilities $99,501.

Cash and Cash Equivalents Change: Period End $127,766 and as of 4/29/24 $104,644

Operations update: Shiitake farming process has begun but is not yet generating revenue.

Management is taking necessary steps to slow financial loss by reducing guaranteed payments while research and development continue, and has been pursuing licensing and/or partnering of the trade secret.

Note the reference to "February 21st, 2024" on page 3 and 13 of the GAAP report was made in error and should be "April 3rd, 2024"

Note that the reference to "Other" on page 7 of the GAAP report was made in error and should instead be a reference to "partner equity."

GAAP Report Disclosure: Startup Expenses for 2022 in the amount of $14,683 were put into 2022 Retained Earnings to expense them for GAAP purposes, but capitalized for tax purposes.

GAAP Report Disclosure: Statement of Operations: Financing $5925, Wefunder organizational Fees, were expensed for GAAP purposes but capitalized for tax purposes under 'Other Assets'.

Note the change in 2023 Balance Sheet amortization increase of $263. GAAP adjusting journal entries state $1522 and Balance sheet states $1785. Accountants added Wefunder Fee "financing" amortization of $263 post GAAP report.

Adjusting journal entries 2023 line 7 "contribution" was made in error and should be instead a reference to "partner equity".

SAFE(Simple Agreement for Future Equity) "Use of Proceeds" Disclosure: The Company intends to use the net proceeds for working capital and general corporate purposes, which includes specific listed items of equipment, building modification/rental, and Wefunder fees. Accordingly, the Company will have broad discretion in using these proceeds.

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

16

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securities of the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company's by the Co-Issuer in order to secure the Investor's indirect interest in the Company through the purchase by Investor's of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

Company Securities

Related Person/Entity	Matthew Hall
Relationship to the Company	Founder
Total amount of money involved	$100.00
Benefits or compensation received by related person	Equity
Benefits or compensation received by Company	Cash
Description of the transaction	Priced Round

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

None.

Current Business Dealings

Related Person/Entity	Randy Waclawski and Patty Hickman
Relationship to the Company	Investors
Total amount of money involved	$0.00
Benefits or compensation received by related person	1% per year up to 5% in total.
Benefits or compensation received by Company	
Description of the transaction	On-going contractor agreement for equity

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Matthew Hall

(Signature)

Matthew Hall

(Name)

Owner

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ Nicholas Tommarello

(Signature)

Nicholas Tommarello

(Name)

CEO of Wefunder

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Matthew Hall

(Signature)

Matthew Hall

(Name)

Owner

(Title)

4/29/24

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements of Company and Co-Issuer

EXHIBIT A

Financial Statements of Company and Co-Issuer